Kuke Reports Third Quarter 2021 Unaudited Financial Results

BEIJING, Nov. 29, 2021 /PRNewswire/ -- Kuke Music Holding Limited ("Kuke" or the "Company") (NYSE: KUKE), a leading provider of classical music content, copyright licensing, subscription, and smart music learning solutions in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Financial Highlights

•	Total revenue increased to RMB82.7 million (US$12.8 million), up by 343.6% from RMB18.6 million in the same period of 2020.
•	Licensing and subscription revenue increased to RMB41.0 million (US$6.4 million), up by 162.8% from RMB15.6 million in the same period of 2020 and 3.8% in the second quarter.
•	Smart music learning solutions revenue increased to RMB27.5 million (US$4.3 million), up by 838.2% from RMB2.9 million in the same period of 2020 and 33.0% in the second quarter.
•	Live music event revenue increased by 134 times to RMB14.2 million (US$2.1 million) from RMB 0.1 million in the same period of 2020 and decreased by 40.5% from RMB23.8 million in the second quarter.
•	Loss was RMB24.4 million (US$3.8 million), compared to RMB12.3 million in the same period of 2020 and RMB11.4 million in the second quarter.
•	Non-IFRS profit[1] was RMB20.5 million (US$3.2 million), compared to non-IFRS loss of RMB8.9 million in the same period of 2020 and non-IFRS profit of RMB18.3 million in the second quarter.

Third Quarter 2021 Operational Highlights

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As of September 30, 2021, the Company had established collaboration with 5,161 kindergartens and placed 23,430 Kuke smart pianos in these kindergartens. During the third quarter of 2021, the number of active students, namely students who attended at least one paid Kukey course during the period, was 32,608, compared to approximately 5,852 in the third quarter of 2020.

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As of September 30, 2021, the total amount of content in the Company's classical music library increased by more than 80 thousand to more than 2.8 million, roughly 2.38 million of which are music tracks and 427,000 of which are audiobooks tracks. In addition, video content such as long-form concert videos and opera increased to 4,000 hours.

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During the third quarter, the Company established an operating office in the city of Wuhan to provide training and consultation services to collaborating kindergartens and to carry out business development activities.

Recent Business Development

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The 24th Beijing Music Festival ("BMF," or the "Festival") successfully commenced from October 9th until October 24th, celebrating this year's theme of "Masters and Celebrations." Spanning across 16 days, the Festival hosted audiences featuring 18 sets in 20 main concerts, encompassing genres including symphonic music, opera, vocal music, chamber music, percussion music, and orchestral film music.

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On Nov. 6 and Nov. 7, 2021, the Company completed its initial screening of the 16th International Beethoven Piano Competition in selected cities across China. The Company and Naxos sponsored the competition and launched the screenings, which were shown at Lumiere Pavilions, a high-end cinema chain, in 5 cities across China.

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Naxos China, a subsidiary of the Company, continues to commit itself to becoming a shining beacon to the classical music community in China. Starting from releasing recordings totaling in the single digits, Naxos China is now able to release dozens of recordings annually. On Nov. 12, 2021, Naxos China initiated the production and global release of the album of “Ding Shande: Essential Art Songs” in association with Naxos.

Mr. He Yu, Chief Executive Officer of Kuke, commented, "Our third quarter results highlight the resilience we’ve embedded in our business model and core competencies, as we delivered growth across all of our business segments despite headwinds presented by the resurgence of COVID and regulatory shifts in certain industries. As a first mover in the classical music industry in China, we continue to build on our leadership position by leveraging our ever-expanding copyrighted content library as our core assets, strengthening our strategic partnerships with our global strategic business partner Naxos, and exploring innovative ways to utilize technology to further diversify our monetization method. We believe these efforts will enable us to continue expanding our customer portfolio and strengthen our resilience in any market environment so that we can continue to amplify the impact of classical music in China and serve various needs across the entire classical music industry chain.”

Mr. Tony Chan, Chief Financial Officer of Kuke, commented, "We achieved notable revenue growth during the third quarter, increasing our revenue by 343.6% year over year to RMB82.7 million, driven by growth across all our business segments. We achieved year-over-year increases in our licensing and subscription revenue, smart music learning solutions revenue, and live music event revenue of 162.8%, 8.4 times, and 134 times, respectively. In light of rising hardware costs due to the global chip shortage, we are taking preemptive action to decrease our risk exposure, balance our business growth, and improve cost control by slowing the pace of our new kindergarten deployment for our smart music learning business. We have also begun exploring opportunities to engage public schooling to enhance our revenue streams and further diversify our customer base to enhance our resilience given the volatile regulatory and macroeconomic environment. We are confident that these measures will enhance our competitiveness and bolster our financial resilience in the coming quarters."

[1] Non-IFRS profit/loss of the Company was arrived at after excluding the combined effect of amortization and depreciation, share-based compensation, impairment losses on financial assets, net, and the corresponding income tax effects of these non-IFRS adjustments.

Third Quarter 2021 Financial Results

Total Revenue

Total revenue increased by 343.6% to RMB82.7 million (US$12.8 million) from RMB18.6 million in the same period of 2020.

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Smart music learning solutions revenue increased by 838.2% to RMB27.5 million (US$4.3 million) from RMB2.9 million in the same period of 2020, primarily driven by increases in enrollment from kindergarten students and sales of smart music learning solutions. Sales of smart music learning solutions increased to RMB18.6 million (US$2.9 million), compared to RMB1.7 million in the same period of last year, and subscriptions from kindergarten students increased to RMB8.9 million (US$1.4 million) from RMB1.2 million in the same period of last year.

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Licensing and subscription revenue increased by 162.8% to RMB41.0 million (US$6.4 million) from RMB15.6 million in the same period of 2020. In particular, licensing revenue increased to RMB37.4 million (US$5.8 million) from RMB11.0 million in the same period of last year, primarily driven by growth in the number of license agreements secured during the quarter. Subscription revenue decreased to RMB3.6 million (US$0.6 million) from RMB4.6 million in the same period of last year, due to certain regional lockdowns instituted by the government to control COVID outbreaks which limited our sales team’s access to potential customers.

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Live music event revenue increased by 134 times to RMB14.2 million (US$2.1 million), as the Company began providing performance service to orchestras in China earlier this year. This excludes revenues from the BMF held in October, which will be recorded in the fourth quarter.

Cost of Sales

Total cost of sales in the third quarter of 2021 increased by 342.6% to RMB29.6 million (US$4.6 million) from RMB6.7 million in the same period of 2020. This increase was in line with the increase in the Company's business operations, which resulted in increased amortization for copyrighted music contents, costs of sales for smart music learning solutions, and depreciation of smart pianos placed in kindergartens.

Gross Profit

Gross profit in the third quarter of 2021 increased by 344.1% to RMB53.1 million (US$8.2 million) from RMB12.0 million in the same period of 2020. Gross margin remained stable at 64.2%, compared to 64.2% in the same period of 2020.

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Smart music learning solutions gross profit increased by 74.7 times to RMB17.1 million (US$2.7 million) from RMB0.2 million in the same period of 2020, as the Company enjoyed higher premiums by engaging high-quality customers, growing its smart music learning solutions revenue at a much faster pace than its associated costs during the quarter.

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Licensing and subscription gross profit increased by 208.8% to RMB37.5 million (US$5.8 million) from RMB12.2 million in the same period of 2020, mostly due to improved economies of scale as the Company grew its copyright licensing revenue at a much faster pace than its associated costs.

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Live music event gross loss was RMB1.5 million (US$0.3 million) as compared to RMB0.4 million in the same period of 2020, mainly due to marketing and R&D expensed in newly-developed products during the quarter.

Operating Expenses

Total operating expenses in the third quarter of 2021 increased by 263.5% to RMB72.4 million (US$11.2 million) from RMB19.9 million in the same period of 2020.

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Selling and distribution expenses in the third quarter of 2021 increased by 111.1% to RMB15.7 million (US$2.4 million) from RMB7.4 million in the same period of 2020. As sales increased for the Company's smart music learning solutions, distribution expenses increased accordingly.

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Administrative expenses in the third quarter of 2021 increased by 177.8% to RMB32.7 million (US$5.1 million) from RMB11.8 million in the same period of 2020, mainly due to increases in share-based compensation expenses and increases in research and development expenses.

Operating Loss

Operating loss in the third quarter of 2021 was RMB20.8 million (US$3.2 million), compared to RMB9.5 million in the same period of 2020.

Loss for the Period

Loss was RMB24.4 million (US$3.8 million), compared to RMB12.3 million in the same period of 2020, which was mostly due to the share-based compensation in the amount of RMB15.7 million and net impairment losses on financial assets of RMB24.0 million.

Non-IFRS Profit for the Period

Non-IFRS profit was RMB20.5 million (US$3.2 million), compared to non-IFRS loss of RMB8.9 million in the same period of 2020.

Loss per ADS and Non-IFRS Profit per ADS

Basic and diluted loss per American Depositary Share ("ADS") were both RMB0.83 (US$0.13) in the third quarter of 2021, compared to RMB0.49 in the same period of 2020. Basic and diluted non-IFRS profit per ADS were both RMB0.70 (US$0.11) in the third quarter of 2021, compared to non-IFRS loss of RMB0.36 in the same period of 2020. Each ADS represents one Class A ordinary share of the Company.

Balance Sheet

As of September 30, 2021, the Company had cash and cash equivalents of RMB105.3 million (US$16.3 million).

Business Strategy and Outlook

Classical music is an essential part of people’s life, serving as the foundation of musical enjoyment across the globe and musical learning across nearly all genres.

The Company values its ever-growing classical music copyright library as one of its core assets, and considers its capabilities for acquiring high-quality and diversified classical music copyrights a core competency. Naxos, the Company’s strategic business partner, is a world-leading classical music label as measured by the number of new recordings it releases and the depth and breadth of its catalogue.

The Company plans to continue to strengthen its relationship with Naxos to expand its content library, leverage its classical music ecosystem covering the entire industry value chain, and develop new, innovative monetization methods through technological innovation to strengthen its unique market position as a classical music leader in China.

Full year 2021 revenue is expected to be between RMB300 million and RMB350 million. After analyzing and taking into account the macro headwinds related to COVID and higher hardware costs due to the global chip shortage, the Company is taking preemptive action to slow down the pace of new kindergarten deployment to balance its business growth, decrease risk exposure, and improve cost control. Furthermore, the Company has also began exploring ways to engage public kindergartens and schools to enhance its revenue streams and further diversify its customer base in light of the changing regulatory and macro environment.

Conference Call Information

The Company will hold a conference call at 7:30 A.M. U.S. Eastern Time on Monday, November 29, 2021, (8:30 P.M. Beijing/Hong Kong Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-323-794-2093
United States Toll Free:	866-548-4713
Mainland China Toll Free:	4001-209101
Hong Kong Toll Free:	800-961105
Conference ID:	3331288

A replay of the conference call will remain accessible for one week after the live event by dialing the following numbers:

International:	1-719-457-0820
United States Toll Free:	1-888-203-1112
Access Code:	3331288

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.kuke.com/.

About Kuke Music Holding Limited

Kuke is China's leading comprehensive music group encompassing the entire value chain from content provision to music learning services. By collaborating with its strategic global business partner Naxos, the world's largest independent classical music content provider in the world, the foundation of Kuke's extensive classical music content library is its unparalleled access to more than 900 top-tier record companies. Leveraging its market leadership in copyrighted classical music content in China, Kuke provides highly scalable classical music licensing and subscription services to over 700 universities, libraries and online music platforms. In addition, it has hosted Beijing Music Festival ("BMF"), the most renowned music festival in China, for 23 consecutive years. Through KUKEY, the Company's proprietary AI music learning system, Kuke aims to democratize music learning via technological innovation, bring fascinating music content and professional music techniques to more students, and continuously improve the efficiency and penetration of music learning.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader.  Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.443 to US$1.00, the noon buying rate in effect on September 30, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.  For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Forward-looking Statements

This announcement contains forward looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "confident," "potential," "continue" or other similar expressions. Statements that are not historical facts, including but not limited to statements about Kuke's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including those in Kuke's registration statement filed with the Securities and Exchange Commission. Further information regarding these and other risks is included in Kuke's filings with the SEC. All information provided in this press release is as of the date of this press release, and Kuke undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-IFRS Financial Measures

The Company uses non-IFRS profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-IFRS profit helps management to analyze trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit or loss for the period.

Non-IFRS profit for the period should not be considered in isolation or construed as an alternative to net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS profit for the period and the corresponding footnote explaining the calculation of such measure together. Non-IFRS profit for the period presented here may be different to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, and should not be compared to the measure adopted by the Company's data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS profit for the period represents profit or loss for the year excluding the combined effect of amortization and depreciation, share-based compensation, impairment losses on financial assets, net, and the corresponding income tax effects of these non-IFRS adjustments.

Investor Relations Contact:

Kuke Music Holding Limited
Email: IR@kuke.com
Phone: +1 (212) 321-0602

KUKE MUSIC HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of RMB and US$)

	December 31, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
NON‑CURRENT ASSETS
Property, plant and equipment	18,135	64,557	10,019
Intangible assets	263,101	332,143	51,548
Right‑of‑use assets	14,918	3,961	615
Goodwill	237,225	237,680	36,887
Investment in a joint venture	491	1,000	155
Prepayments, other receivables and other assets	95,376	185,934	28,857
Net investments in subleases	202	—	—
Deferred tax assets	8,917	12,848	1,994
Total non‑current assets	638,365	838,123	130,075
CURRENT ASSETS
Inventories	950	8,743	1,357
Trade receivables	181,722	101,010	15,677
Prepayments, other receivables and other assets	28,523	60,760	9,430
Net investments in subleases	211	424	66
Due from related parties	1,763	2,306	358
Due from shareholders	100	100	16
Cash and cash equivalents	25,719	105,336	16,348
Total current assets	238,988	278,679	43,252
Total assets	877,353	1,116,802	173,327
EQUITY
Issued capital	162	195	33
Reserves	655,939	919,670	142,731
Equity attributable to equity holders of the parent	656,101	919,865	142,764
Non‑controlling interests	5,068	5,636	875
Total equity	661,169	925,501	143,639
NON‑CURRENT LIABILITIES
Contract liabilities	587	437	68
Deferred tax liabilities	1,447	1,425	221
Lease liabilities	9,830	8,993	1,396
Total non‑current liabilities	11,864	10,855	1,685
CURRENT LIABILITIES
Trade payables	27,310	29,346	4,554
Other payables and accruals	67,121	53,146	8,248
Contract liabilities	24,314	36,053	5,595
Due to a shareholder	325	325	50
Due to a related party	7,177	—	—
Interest‑bearing loans and borrowings	60,000	40,000	6,208
Lease liabilities	7,660	15,014	2,330
Income tax payable	10,413	6,562	1,018
Total current liabilities	204,320	180,446	28,003
Total liabilities	216,184	191,301	29,688
Total equity and liabilities	877,353	1,116,802	173,327

KUKE MUSIC HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

UNAUDITED OTHER COMPREHENSIVE INCOME

(In thousands of RMB and US$, except for per share data)

	For the three months ended September 30,
	2020	2021	2021
	RMB	RMB	US$
Revenue	18,647	82,712	12,837
Cost of sales	(6,681)	(29,572)	(4,590)
Gross profit	11,966	53,140	8,247
Other loss, net	(1,531)	(1,554)	(241)
Selling and distribution expenses	(7,438)	(15,699)	(2,436)
Administrative expenses	(11,768)	(32,689)	(5,073)
Impairment losses on financial assets, net	(716)	(24,025)	(3,729)
Other operating expenses	(6)	(12)	(2)
Operating loss	(9,493)	(20,839)	(3,234)
Share of losses of a joint venture....	-	(65)	(10)
Finance costs	(2,706)	(1,960)	(304)
Finance income	507	10	2
Loss before tax	(11,692)	(22,854)	(3,546)
Income tax expense	(564)	(1,583)	(245)
Loss for the period and total comprehensive loss for the period	(12,256)	(24,437)	(3,791)
Attributable to:
Equity holders of the parent	(12,155)	(24,257)	(3,763)
Non‑controlling interests	(101)	(180)	(28)

Basic	(0.49)	(0.83)	(0.13)
Diluted	(0.49)	(0.83)	(0.13)

KUKE MUSIC HOLDING LIMITED

RECONCILIATIONS OF NON-IFRS MEASURES TO THE MOST COMPARABLE IFRS MEASURES

(In thousands of RMB and US$)

	For the three months ended September 30,
	2020	2021	2021
	RMB	RMB	US$

Loss for the period and total comprehensive loss for the period	(12,256)	(24,437)	(3,791)
Adjustments:
Amortization and Depreciation	3,248	6,269	973
Share-based compensation	-	15,656	2,430
Impairment losses on financial assets, net	716	24,025	3,729
Income tax effects	(593)	(998)	(155)
Non-IFRS (Loss)/Profit	(8,885)	20,515	3,186

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